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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ___________

                                  SCHEDULE TO/A

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
             SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                  ___________

                              GRUBB & ELLIS COMPANY
         (Name of Subject Company (issuer) and Filing Person (offeror))

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   400095204
                                   400095105
                      (CUSIP Number of Class of Securities)

                             ROBERT J. WALNER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             GRUBB & ELLIS COMPANY
                          2215 SANDERS ROAD, SUITE 400
                          NORTHBROOK, ILLINOIS  60062
                                 (847) 753-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                              SCOTT R. HABER, ESQ.
                                LATHAM & WATKINS
                        505 MONTGOMERY STREET, SUITE 1900
                         SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 391-0600

                                   ___________


Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1

     [X]  issuer tender offer subject to Rule 13e-4

     [_]  going private transaction subject to Rule 13e-3

     [_]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [_]
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     This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer by Grubb & Ellis Company, a Delaware corporation, to purchase shares of its common stock, $0.01 par value. Grubb & Ellis Company is offering to purchase up to 7,000,000 shares at a price of $7.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Grubb & Ellis Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 15, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 6 is hereby amended in relevant part to add the following:

     Although all Grubb & Ellis shareholders have the opportunity to participate on a pro rata basis, the offer will primarily benefit the Company's affiliates because they own approximately 77% of the outstanding shares of common stock, and in the aggregate intend to tender approximately 15,584,149 shares.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 8, 2001            GRUBB & ELLIS COMPANY


                                  By: /s/   BRIAN D. PARKER
                                     --------------------------------------
                                            Name:  Brian D. Parker
                                            Title: Executive Vice President

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